Mail Stop 3720

February 17, 2006

Mr. Jerome Fagerland
President
Nedak Ethanol, LLC
118 East State Street
Atkinson, Nebraska 68713

> **Re: Nedak Ethanol, LLC**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed February 8, 2006**
> **File No. 333-130343**

Dear Mr. Fagerland:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In your next response letter, your cover letter should key your responses to all of our comments. Where you have revised your Form SB-2 in response to a particular comment, your response letter may simply state that you have revised the Form SB-2 in response to the comment, noting the location of the applicable changes.

2.   Please update your financial statements to comply with Item 310(b) of Regulation S-B.

Prospectus Cover Page

3.   Please refer to prior comment 1. Where you disclose the minimum number of units that must be purchased at the top of the prospectus cover page, please also disclose that investors may purchase additional units in increments of one unit. Please similarly

disclose the additional unit increments wherever you refer to the 3-unit minimum, such as in the first paragraph of the prospectus summary.

4.   In the third paragraph regarding the escrow and closing, please address the following:

- You state that "[a]ll funds [you] receive from investors will be held in an interest-bearing escrow account …until the minimum amount of $20 million is received …," however, you state in the penultimate sentence of this paragraph that the funds will be released from escrow after you have certified that you "have sold at least the minimum $20 million and have obtained the necessary debt financing commitment." Please clarify in the first sentence, if true, that the funds will remain in escrow and will not be released to you until your receipt of the minimum subscription amount and debt financing in an amount between $16 million and $30 million, depending on the amount raised in the offering. Similarly clarify when funds will be released to you from escrow in the second paragraph of your prospectus summary.
- Where you state that you "must raise the $20 million by July 1, 2006," please clarify that July 1, 2006 is the closing date of the offering.
- Revise the last sentence to make clear that you may terminate the offering at any time prior to July 1, 2006.

Prospectus Summary, page 2

5.   We note your disclosure that you anticipate beginning "construction of the plant promptly upon the close of this offering, hopefully within 60 days of the close of this offering." If the offering closes on July 1, 2006 but you do not receive debt financing until September 30, 2006, it appears that you would not receive the funds from escrow to begin construction for more than 60 days from the time the offering could close. Because you have identified the dates when the offering will close and when you are required to receive the debt financing, please disclose the anticipated date that you expect to begin construction.

6.   We reference the disclosure you have added in response to prior comment 8. Please disclose the specific timing for the work that Delta-T is required to do under the agreements and the date you are required to pay the additional $300,000 to Delta-T.

7.   Please refer to prior comment 11 and revise your disclosure in the second paragraph to provide a more integrated discussion of your financing plan. Please begin your discussion by disclosing the total financing amount you need. Also disclose how you are using the $1.3 million you have raised. In addition, please disclose how your financing plan would be impacted if your construction costs are significantly higher than $51 million.

8.   We note your revised disclosure in your "escrow procedures" subsection in response to prior comment 12 that if you raise the minimum offering amount, you "could <u>terminate</u> the offering …" and that you "will <u>terminate</u> the offering if the maximum is reached before July 1, 2006" (emphasis added). Please revise to use a word such as "close" or "end" instead of "terminate" so that the distinction is clear regarding the circumstances when you could terminate the offering and return the funds back to investors compared to the circumstances when you may end the offering, such as under this scenario where you are able to successfully raise the maximum amount. Please similarly revise your disclosure in your escrow procedures and conditions to closing section beginning on page 67.

Risk Factors, page 5

We are a newly formed company…, page 9

9.   Please refer to prior comment 15 and clarify why "there can be no assurance that the funds received through this offering …will be sufficient to allow [you] to operate [your] plant successfully."

We have no experience in the construction and operation of an ethanol plant…, page 9

10.   Please see prior comment 13 and revise the caption to specifically address how your business or financial condition would be impacted if your plant is more expensive to build and operate. Also, clarify the significance to investors of your statement that none of the third parties you reference are "expected to have substantial funds invested in NEDAK."

We intend to establish an output contract…, page 11

11.   Please revise the caption to clarify why the establishment of an output contract could result in lower revenues.

Increases in the production of ethanol…, page 11

12.   Please briefly state why you expect the Energy Policy Act of 2005 will cause an increase in ethanol production.

Management's Plan of Operations, page 21

13.   To the extent possible, please disclose more specifically the anticipated timing for the plans you have described in response to prior comment 26. For example, when do you expect Delta-T's site-specific work to be completed? Also, disclose when you expect

that the grading of the land and the other activities related to the preparation of the site for construction will be completed.

Liquidity and Capital Resources, page 24

14.   We note the anticipated annual debt service payments that you have added in response to prior comment 27. Also revise to disclose any anticipated material covenants and default provisions contained in your debt financing agreement with Great Western Bank.

Business of Nedak, page 27

15.   Please refer to prior comment 29 and provide us with marked copies of all of the market studies to which you make reference throughout the prospectus. To the extent that a report has been prepared by Durante Associates or another party specifically for this filing, file a consent from the party as an exhibit to the registration statement.

Utilities, page 36

16.   Please add disclosure regarding the letter of credit and any proposed arrangements with KN Energy as previously requested in prior comment 31.

Income Tax Considerations of Owning Our Membership Units, page 57

17.   We note your response that you will submit the tax opinion and will revise your disclosure "[a]t or before [you] request effectiveness." Filing the tax opinion and revising this disclosure at the time you request effectiveness would not provide us with sufficient time to review your tax opinion and related disclosure. Accordingly, please provide at least a draft of your tax opinion as soon as practicable and revise your tax disclosure accordingly in your next amendment.

Plan of Distribution, page 68

18.   Your response to prior comment 39 indicates that each of your directors meets the criteria set forth in Rule 3a4-1(a)(4)(ii). Please also confirm in your response letter that each director meets all of the other requirements in Rule 3a4-1(a). For example, you have not confirmed that each director is not subject to a statutory disqualification under Rule 3a4-1(a)(1).

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Donald F. Burt, Esq.
        (402) 474-5393 (fax)